Exhibit 3.1

ECOARK HOLDINGS, INC.

THIRD CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND LIMITATIONS

OF

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

November 28, 2022

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”) and Article IV of the Articles of Incorporation, as amended (the “Articles”) of Ecoark Holdings, Inc. (the “Corporation”):

WHEREAS, on June 8, 2022, following the approval of the Board of Directors of the Corporation (the “Board”), the Corporation filed with the Secretary of State of the State of Nevada, the Certificate of Designation of the Rights, Preferences and Limitations of Series A Convertible Preferred Stock (as amended, the “Certificate”); and

WHEREAS, it is the desire of the Board to amend the Certificate; and

WHEREAS, the Board, pursuant to the authority conferred upon it by Article IV of the Articles and in accordance with Section 78.1955 of the NRS, adopted the following resolutions:

RESOLVED, that that the Certificate be amended as follows:

(A)       The definition of “Stated Value” under Section 1(a) is amended by deleting “$10,000” and replacing it with “$10,833.33.”

(B)        Section 3(a) of the Certificate is amended to read in its entirety as follows:

(a) Dividend Rate. Effective November 1, 2022, Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, dividends payable only in shares of Common Stock of the Company at an annual rate of 12.60%, which is equivalent to $1,365 per annum per share, based on the Stated Value (the “Dividend Rate”) with the number of shares of Common Stock to be determined by dividing the Dividend Rate by the Conversion Price in effect as of each applicable Dividend Payment Date, during the Fixed Term (as defined below). The Dividend Rate shall accrue from, and including, the Issuance Date to, but not including, November 1, 2024, provided, that no dividends shall be payable after the date that the Holder no longer holds any shares of Series A Preferred Stock (the “Fixed Term”). Provided, however, that no dividend shall be paid if such payment would cause the Holder to exceed the Maximum Percentage, in which case the dividends shall be cumulative to the extent not payable on any applicable Dividend Payment Date pursuant to this sentence.

(C)       The last sentence of Section 6(a) of the Certificate, which provides the definition of “Conversion Price,” is amended by deleting “$2.10” and replacing it with “the lesser of (i) $1.00 and (ii) the higher of (A) 80% of the 10-day VWAP and (B) $0.25.”

IN WITNESS WHEREOF, Ecoark Holdings, Inc. has caused this Certificate of Amendment to be signed by the undersigned as of the date first written above.

ECOARK HOLDINGS, INC.

By:	/s/ Randy May
Name:	Randy May
Title:	Chief Executive Officer

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